SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sterion Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

  85916A 10 1

(CUSIP Number)

Girard P. Miller

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-2467

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 85916A 10 1
1	NAME OF REPORTING PERSON: Kenneth W. Brimmer I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,120
	8	SHARED VOTING POWER 259,075
	9	SOLE DISPOSITIVE POWER 142,120
	10	SHARED DISPOSITIVE POWER 259,075
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,195
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [ X ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.46%
14		TYPE OF REPORTING PERSON (See instructions) IN

CUSIP No. 85916A 10 1

Item 1.

Security and Issuer.

(a)

Title of Class of Securities:   Common Stock of the Issuer

(b)

Name of Issuer:  Sterion Incorporated

(c)

Address of Issuer’s Principal Executive Offices:

13828 Lincoln Street, N.E.

Ham Lake, MN 55304

Item 2.

Identity and Background.

(a)

Name of Person Filing:   Kenneth W. Brimmer

(b)

Business Address:

13828 Lincoln Street, N.E.

Ham Lake, Minnesota 55304

(c)

Principal Occupation or Employment:

Chairman and Chief Executive Officer of the Issuer

(d)

Conviction in a criminal proceeding during the last five years:   No

(e)

Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:    No

(f)

Citizenship:   Minnesota

Item 3.

Source and Amount of Funds or Other Consideration.

Personal funds

Item 4.

Purpose of Transaction.

Purchase was made for investment purposes.

Item 5.

Interest in Securities of Issuer

(a)

Number and Percentage of Class beneficially owned:

As of December 31, 2003, Mr. Brimmer’s beneficial ownership was as follows:

(i)

Total amount beneficially owned:  401,195 shares of the Common Stock of the Issuer, which includes 270,715 shares of Common Stock, 60,480 immediately exercisable warrants to purchase shares of Common Stock, and 70,000 immediately exercisable options to purchase shares of Common Stock.

(ii)

Percentage of Class:  21.46%

(iii)

Of the shares beneficially owned by Mr. Brimmer, he has sole power (individually or IRA) to vote or dispose of 142,120 shares (includes 79,405 options and warrants exercisable within 60 days of 12/31/03).

(iv)

Of the shares beneficially owned by Mr. Brimmer, he has shared power (as a joint tenant with his spouse) to vote or dispose of 259,075 shares (includes 51,075 warrants exercisable within 60 days of 12/31/03).

(v)

Mr. Brimmer disclaims ownership of 64,870 shares held by his spouse, Jaye M. Snyder, in her IRA.

DISCLAIMER: Pursuant to Rule 13d-3, Mr. Brimmer disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Issuer owned beneficially by Ms. Snyder or any other person.

(a)

For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

(b)

Transactions within 60 days:

Purchases effected by Mr. Brimmer:

Where & How

   Date

      # of Shares

 Per Share Price

Effected

11/12/03

300

$5.81

Open Market

11/12/03

100

  5.82

  “

12/10/03

315

  5.69

  “

12/10/03

685

  5.70

  “

12/11/03

500

  6.00

  “

12/11/03

500

  6.00

  “

12/19/03

300

  5.97

  “

12/19/03

700

  5.98

  “

(d)

Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable

(e)

Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than Mr. Brimmer having an informal, unwritten, non-binding understanding with Gary W. Copperud, a shareholder of the Company.  Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addresses to the Issuer, which might affect the valuation of their respective investments.

Item 7.

Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2004.

/s/  Kenneth W. Brimmer

Kenneth W. Brimmer